EXHIBIT 99.3

FACTORS AFFECTING THE COMPANY’S BUSINESS AND PROSPECTS

a.  Risks Related to the Company’s Specialty Pharmaceuticals Business

The Company depends on its auto-injector products for substantially all of its revenues.

     Substantially all of the Company’s revenues are derived from the manufacture and sale of a family of spring-loaded, needle based auto-injectors. Sales of the EpiPen auto-injector and sales of auto-injector-based antidotes to the DoD accounted for 78.6% of the Company’s total revenues during fiscal 2001 and 71.7% of total revenues during fiscal 2002. Future results of operations depend to a substantial degree upon the continued demand for these products. If sales of such products decrease, the Company’s business will be materially adversely affected and its revenues and results of operations will decline.

The Company depends exclusively on its relationship with Dey to distribute the EpiPen auto-injector.

     The Company markets EpiPen through a supply agreement with Dey that expires on December 31, 2010. Under the terms of the agreement with Dey, the Company grants Dey the exclusive right and license to market, distribute and sell EpiPen worldwide. The Company’s future results of operations depend to a substantial degree on Dey’s continued marketing of EpiPen. Although demand for EpiPen continues to be strong due to increased awareness of the health risks associated with allergic reaction, the Company expects competition to intensify. The supply agreement with Dey stipulates minimum purchase requirements that are less than Dey’s purchases in recent years. A failure by Dey to market and distribute EpiPen successfully would have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company depends on its relationship with the U.S. Department of Defense with respect to auto-injector sales to the U.S. government.

     The Company’s major customer with respect to auto-injector sales to the U.S. government is the DoD, and the Company anticipates that it will continue to depend on sales to the DoD for a significant percentage of its revenues from sales to government entities. The Company’s nerve agent antidote auto-injectors have been the subject of an IBMC between the Company and the DoD since 1992. Many Government contracts contain a base period of one or more years, as well as option periods covering more than half of a contract’s potential duration. Government agencies generally have the right not to exercise these option periods, and the decision not to exercise the option periods under the IBMC could adversely affect the profitability of the contract.

The Company’s relationship with the U.S. Department of Defense and other governmental entities is subject to risks associated with government business.

     All U.S. government contracts provide that they may be terminated for the convenience of the government as well as for default. The unexpected termination of one or more significant contracts could result in significant revenue shortfalls. The natural expiration of especially large contracts, such as the IBMC, can also present management challenges. If revenue shortfalls occur and are not offset by corresponding reductions in expenses, the Company’s business could be adversely affected. The Company cannot be certain if, when or to what extent a customer might terminate any or all of its contracts with the Company.

The Company’s supply contracts with the DoD are subject to post-award audit and potential price redetermination. These audits may include a review of a contractor’s performance on its contract, its pricing practices, its cost structure and its compliance with applicable laws, regulations and standards. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while costs already reimbursed must be refunded. Therefore, a post-award audit or price redetermination could result in an adjustment to Company revenues. From time to time, the DoD makes claims for pricing adjustments with respect to completed contracts. At present, no claims are pending. If a government audit uncovers improper or illegal activities, a contractor may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with the Government.

     Other risks involved in government sales include the unpredictability in funding for various government programs and the risks associated with changes in procurement policies and priorities. Reductions in defense budgets may result in reductions in the Company’s revenues. Furthermore, the Company provides its nerve agent antidote auto-injector to federal and state agencies and local communities for homeland defense against chemical agent terrorist attacks. Changes in governmental and agency procurement policies and priorities may also result in a reduction in government funding for programs involving the Company’s auto-injectors. A significant loss in government funding would have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s expansion of its commercial business into specialty pharmaceutical products may not yield products or technology that can be commercialized. Furthermore, the Company expects to incur significant expenses in developing a sales and marketing infrastructure to support products or technology that can be commercialized.

     The Company is planning the expansion of its Specialty Pharmaceuticals business through a specialty pharmaceutical initiative. It is anticipated that the Company’s initial new product range will be based on its auto-injector delivery systems, but it is anticipated that over time the specialty pharmaceuticals group may include other drug delivery product technologies. The Company may not be able to identify, develop or obtain products compatible with its auto-injector delivery systems. Furthermore, the Company may be not be successful in identifying or acquiring external products and technology compatible with its goals for the specialty pharmaceutical initiative. Even if new products are developed or acquired, such products must be approved by the appropriate regulatory authorities before such products may be manufactured and marketed. Finally, the Company intends to build a sales and marketing infrastructure to support the launch of products developed under its specialty pharmaceutical initiative. However, the Company has limited sales and marketing experience and expects to incur significant expenses in developing a sales force. The Company’s limited sales and marketing experience may restrict its success in commercializing new specialty pharmaceutical products, and the failure to commercialize such products may have a material adverse impact on the Company.

The Company must subject certain Specialty Pharmaceuticals products to clinical trials, the results of which are uncertain.

     The Company is exploring the use of its auto-injector technology with products that require emergency administration and where a patient or caregiver would benefit by administration of a drug with an auto-injector. Before obtaining regulatory approvals for the commercial sale of certain of these products, the Company must sponsor clinical studies to establish the safety and efficacy of the proposed product for use in the administration of each specific drug. The Company cannot guarantee that such clinical trials will demonstrate sufficient safety and efficacy to obtain the required regulatory approvals or will result in marketable products. Any clinical studies or trials which fail to demonstrate the safety and efficacy of the Company’s products could have a material adverse effect on the Company’s business, financial condition and results of operations.

b.  Risks Related to the Company’s Cardiopulmonary Systems Business

The Company’s PRIME ECG® is a new product, and the Company cannot be certain that it will gain market acceptance.

     The Company has completed the development phase of its PRIME ECG® electrocardiac mapping system, introduced it in certain countries outside the United States, and received FDA clearance to market the product in the U.S. Market acceptance of PRIME ECG® will depend on the Company’s ability to demonstrate the diagnostic advantages and cost-effectiveness of this technology and upon the ability of the Company to obtain third-party reimbursement for users of PRIME ECG®. The failure of PRIME ECG® to achieve broad market acceptance, the failure of the market for PRIME ECG® to grow or grow at the rate the Company anticipates, or a decline in the price of PRIME ECG® could have a material adverse effect on the Company.

     The Company has begun to market PRIME ECG® in the U.S. directly through a dedicated sales force and also plans to supplement its European distributor base with the addition of direct representation in major markets. The success of the PRIME ECG® product depends on the Company’s ability to market and sell the product. The Company can give no assurance that it will be able to successfully commercialize or achieve market acceptance of PRIME ECG® or that its competitors will not develop competing technologies that are superior to PRIME ECG®.

The Company has limited sales and marketing experience and expects to incur significant expenses in developing a sales force for the marketing of PRIME ECG®. The Company’s limited sales and marketing experience may restrict its success in commercializing PRIME ECG®.

     The Company has limited sales and marketing experience, and has only recently begun building a sales and marketing force. The Company cannot guarantee that its sales and marketing force will be able to effectively demonstrate the advantages of PRIME ECG® over competing products and other traditional solutions. Furthermore, the Company expects that it will be necessary to expand its current sales force. The highly technical nature of PRIME ECG® limits the pool of qualified sales personnel and competition for these persons is intense.

     There can be no assurance that the Company will be successful in marketing and selling PRIME ECG®. The Company’s inability to achieve any of these objectives could have a material adverse effect on the Company’s business, financial condition and results of operations.

The failure to obtain or maintain adequate levels of third-party reimbursement may restrict the Company’s success in commercializing PRIME ECG®.

     Reimbursement for the use of PRIME ECG® would require third-party reimbursement for the recording module, analysis software and graphic display as well as the disposable electrode vest. There is no reimbursement currently available for the use of PRIME ECG® instead of currently available diagnostic methods. The Company’s ability to commercialize PRIME ECG® successfully will depend, in large part, on the extent to which appropriate reimbursement levels for the cost of using PRIME ECG® are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations.

     The amount of reimbursement that will be available for clinical use of PRIME ECG® in the U.S. is uncertain and may vary. In the U.S., the cost of medical care is funded, in substantial part, by government insurance programs such as Medicare and Medicaid, and private and corporate health insurance plans. Third-party payors may deny reimbursement if they determine that a prescribed device is not used in accordance with cost-effective treatment methods as determined by the payor, or is experimental, unnecessary or inappropriate.

     The Company does not know whether reimbursement in the U.S. or foreign countries for PRIME ECG® will be provided or that reimbursement amounts will not reduce the demand for, or the price of, PRIME ECG®. The unavailability of third-party reimbursement for PRIME ECG® could have a material adverse effect on the Company.

The Company depends exclusively on its relationship with Shahal Medical Services, Ltd. to distribute its telemedicine product line.

     The Company sells its telemedicine product line through SHL, which has exclusive worldwide marketing rights with respect to the telemedicine product line. SHL has no minimum purchase requirements under its contract with the Company. SHL has entered into a joint venture with Philips Medical Systems to market cardiac telemedicine products and services in targeted markets in Europe. The Company’s future revenues and results of operations with respect to its telemedicine product line depend exclusively upon SHL’s continued marketing and distribution of the Company’s telemedicine products. Any failure by SHL to market and distribute the product line successfully would have an adverse impact on the Company.

c.  Risks Related to all Segments of the Company’s Business

The Company relies upon its manufacturing facilities for the production of its products, and manufacturing problems or delays could severely affect the Company’s business.

     The Company’s primary pharmaceutical operations and manufacturing facilities are located in St. Louis, Missouri. These facilities are used primarily for formulation, suitability testing, aseptic filling, assembly and final packaging of the Company’s auto-injectors, vials and pre-filled syringes. The Company also has a facility in Belfast, Northern Ireland that is designed to develop and produce products for its Cardiopulmonary Systems group and also supplies auto-injectors for sale in international markets. Each facility contains highly specialized equipment and utilizes complicated manufacturing processes developed over a number of years that would be difficult and time consuming to duplicate.

     The Company’s ability to manufacture its products would be disrupted wholly or in part by technical problems, labor relations problems, natural disasters, fire, sabotage or business accidents among other factors. The Company’s ability to manufacture its products would also be disrupted by shortages in the necessary raw materials, components and supplies essential to the manufacture of its products. Several of the ingredients used in antidote formulations are unique and require highly specialized synthesis facilities. As a result, limited amounts of these ingredients are available from time to time. Auto-injector components also require specialized tooling and are considered low volume production. Any prolonged disruption in the operations of either manufacturing facility would seriously harm the Company’s ability to satisfy customer orders for its products. If the Company is unable deliver its products in a timely manner or in sufficient quantities, its revenues will suffer and its reputation may be harmed.

If the Company fails to meet strict regulatory requirements, such failure could harm the Company’s business.

     The business of the Company is highly regulated by governmental entities, including the FDA and corresponding agencies of states and foreign countries. Governmental approval is required of all auto-injectors, syringe systems and cardiopulmonary systems products and the manufacture and marketing of such products prior to their commercial use. The Company currently holds approval for each of its existing auto-injector products, but the use of the Company’s existing auto-injectors to administer another drug or the introduction of new auto-injector products generally would require new FDA approvals. If such products do not receive the required regulatory approvals or if such approvals are delayed, the Company’s business would be materially adversely affected. There can be no assurance that the requisite regulatory approvals will be obtained without lengthy delays, if at all. The regulatory process is time consuming and requires substantial funds.

     If the Company fails to comply with applicable FDA requirements, the FDA or the courts may impose sanctions. These sanctions may include civil penalties, criminal prosecution of the Company or its officers and employees, injunctions, product seizure or detention, product recalls, and total or partial suspension of production. The FDA may withdraw approved applications or refuse to approve pending new drug applications, premarket approval applications or supplements to approved applications.

     The Company’s facilities and manufacturing techniques generally must conform to standards that are established by government agencies, including those of foreign governments, as well as the FDA. These regulatory agencies may conduct periodic inspections of Company facilities and monitor the Company’s compliance with applicable regulatory standards. If a regulatory agency finds that the Company fails to comply with the appropriate regulatory standards, it may impose fines on the Company or if such a regulatory agency determines the non-compliance is severe, it may close the Company’s facilities. Any adverse action by an applicable regulatory agency would have a negative impact on the Company’s operations.

     Foreign regulatory approval of the Company’s products must also be obtained prior to marketing its products internationally. Foreign approval procedures vary from country to country. The time required for approval may delay or prevent marketing in certain countries. In certain instances, the Company or its collaborative partners may seek approval to market and sell certain products outside of the United States before submitting an application for United States approval to the FDA. The clinical testing requirements and the time required to obtain foreign regulatory approvals may differ from that required for FDA approval. Although there is now a centralized European Union (“EU”) approval mechanism in place, each EU country may nonetheless impose its own procedures and requirements. Many of these procedures and requirements are time-consuming and expensive. Some EU countries require price approval as part of the regulatory process. These constraints can cause substantial delays in obtaining required approval from both the FDA and foreign regulatory authorities after the relevant applications are filed, and approval in any single country may not meaningfully indicate that another country will approve the product.

If the Company delivers products that fail to meet regulatory requirements, its credibility may be harmed, market acceptance of its products may decrease and the Company may be exposed to liability in excess of its product liability insurance coverage.

     The manufacturing of medical devices and drug delivery devices, such as the Company’s cardiopulmonary systems products and auto-injector products, involve an inherent risk of product liability claims. In addition, the Company’s product development and production are extremely complex and could expose its products to defects. Any such defects could harm the Company’s credibility and decrease market acceptance of its products. On May 8, 1998, the Company announced a voluntary Class I recall of certain EpiPen and EpiPen Jr. auto-injectors, with the direct cost of the recall totaling $3.2 million. The Company’s ability to satisfy other costs associated with the recall with free auto-injectors further depressed margins and profitability with respect to such products.

     Potential product liability claims may exceed the amount of the Company’s insurance coverage or may be excluded from coverage under the terms of the policy. In the event the Company is held liable for a claim for which it is not indemnified, or for damages exceeding the limits of its insurance coverage, such a claim could materially damage the Company’s business and financial condition.

The rights the Company relies upon to protect the intellectual property underlying its products may not be adequate, which could enable third parties to use the Company’s technology and would reduce its ability to compete in the market.

     The Company’s success will depend in part on its ability to obtain and maintain commercially valuable patent claims and to protect its intellectual property. The Company’s patent position involves complex legal and factual questions. Patents covering important features of the Company’s current principal auto-injector products have expired. This lack of patent protection could enable other companies to compete more effectively with the Company which may have an adverse effect on the Company’s revenues and results of operations. The degree of future protection for the Company’s proprietary rights is uncertain.

     The risks and uncertainties that the Company faces with respect to its patents and other proprietary rights include the following:

•	the pending patent applications the Company has filed or to which the Company has exclusive rights may not result in issued patents or may take longer than expected to result in issued patents;

•	the claims of any patents which are issued may not provide meaningful protection;

•	the Company may not be able to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to the Company may not provide a competitive advantage;

•	other companies may challenge patents licensed or issued to the Company;

•	patents issued to other companies may harm the Company’s ability to do business; and

•	other companies may design around technologies the Company has licensed or developed.

     In addition to patents, the Company relies on a number of trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect its intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying the Company’s products. If they do not protect the Company’s rights, third parties could use Company technology, and the Company’s ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of Company products may breach their agreements with the Company regarding its intellectual property, and the Company may not have adequate remedies for the breach.

     The Company also may not be able to effectively protect its intellectual property rights in some foreign countries. For a variety of reasons, the Company may decide not to file for patent, copyright or trademark protection or prosecute potential infringements of its patents. The Company also realizes that its trade secrets may become known through other means not currently foreseen by the Company. Despite its efforts to protect its intellectual property, competitors of the Company may independently develop similar or alternative technologies or products that are equal or superior to the Company’s technology and products without infringing on any of its intellectual property rights.

Claims by other companies that the Company’s products infringe on their proprietary rights could adversely affect the Company’s ability to sell its products and increase costs. Similarly, the Company may need to protect or enforce its own patents and other intellectual property rights, which would be expensive and, if the Company loses, could cause the Company to lose some of its intellectual property rights.

     None of the Company’s products are currently the subject of litigation that it is infringing on the intellectual property rights of others. The Company expects that its products and products in its industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products and technology in different industry segments overlaps. Furthermore, the Company’s ability to develop its technologies and make commercial sales of products using its technologies also depends on not infringing others’ patents. Third parties may currently have, or may eventually be issued, patents on which the Company’s products or technology may infringe. Any of these third parties might make a claim of infringement against the Company.

     In order to protect or enforce its own patent rights, the Company may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation would put the Company’s patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. The Company cannot assure you that it will prevail in any of these suits or that the damages or other remedies awarded, if any, will be commercially valuable.

     Lawsuits could be expensive, take significant time and divert management’s attention from other business concerns. During the course of litigation, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, the Company’s stock price could decline.

     In addition, litigation in which the Company is accused of infringement may have an impact on prospective customers, cause product shipment delays, and require the Company to develop non-infringing technology or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against the Company and it could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, the Company’s business could be significantly harmed and it could be exposed to legal actions by its customers.

d.  Risks Related to the Company’s Financial Condition

Various factors, including seasonality and domestic and international events, may cause the Company’s operating results to fluctuate.

     Factors relating to the Company’s business make its future operating results uncertain and may cause them to fluctuate from period to period. With respect to EpiPen, some of the demand for the product is seasonal as a result of its use in the emergency treatment of allergic reactions to insect stings or bites. With respect to auto-injector products sold to government entities, demand for the product is affected by the cyclical nature of procurements as well as response to domestic and international events. While the Company has received orders in response to the September 11, 2001 terrorist attacks and the threat of chemical attacks, it cannot predict whether an increased level of sales will persist in subsequent periods. Additional factors that may cause the Company’s operating results to fluctuate include: (i) the timing of new product announcements and introductions by the Company and its competitors; (ii) market acceptance of new or enhanced versions of its products; (iii) changes in manufacturing costs or other expenses; (iv) competitive pricing pressures; (v) the gain or loss of significant distribution outlets or customers; (vi) the availability and extent of reimbursement for its products; (vii) increased research and development expenses; or (viii) general economic conditions.

The Company’s financial condition or results of operations may be adversely affected by domestic and international business risks.

     The Company’s operations are vulnerable to damage or interruption from computer viruses, human error, natural disasters, telecommunications failures, intentional acts of vandalism, acts of war, and similar events. While the Company has established a disaster recovery plan, its back-up operations and its business interruption insurance may not be adequate to compensate it for losses that occur. A significant business interruption would result in losses or damages incurred by the Company and would harm its business.

     A number of the Company’s employees, including sales, support and research and development personnel, are located outside of the United States. Conducting business outside of the United States is subject to numerous risks, including:

•	decreased liquidity resulting from longer accounts receivable collection cycles typical of foreign countries;

•	decreased revenues on foreign sales resulting from possible foreign currency exchange and conversion issues;

•	lower productivity resulting from difficulties managing sales, support and research and development operations across many countries;

•	lost revenues resulting from difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

•	lost revenues resulting from the imposition by foreign governments of trade protection measures; and

•	higher cost of sales resulting from import or export licensing requirements.

Intense competition could reduce the Company’s market share or limit its ability to increase market share, which could impair the sales of its products and harm its financial performance.

     The medical device and pharmaceutical industries are rapidly evolving and developments are expected to continue at a rapid pace. Competition in these industries is intense and expected to increase as new products and technologies become available and new competitors enter the market. The Company’s competitors in the United States and abroad are numerous and include, among others, larger pharmaceutical, medical device and other medical products companies. The Company’s future success depends upon its maintaining a competitive position in the development of products and technologies in its areas of focus. Competitors may be more successful in: (i) developing technologies and products that are more effective than the Company’s products or that render its technologies or products obsolete or noncompetitive; (ii) obtaining patent protection or other intellectual property rights that would prevent the Company from developing its potential products; or (iii) obtaining regulatory approval for the commercialization of their products more rapidly or effectively than the Company is in doing so. Also, many of the Company’s existing or potential competitors have or may have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources.

If the Company chooses to acquire new and complementary businesses, products or technologies instead of developing them itself, the Company may be unable to complete these acquisitions or to successfully integrate an acquired business or technology in a cost-effective and non-disruptive manner.

     The Company’s success depends on its ability to enhance and broaden its product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, from time to time the Company has acquired complementary businesses, products, or technologies instead of developing them itself and may choose to do so in the future. The Company does not know if it will be able to complete any acquisitions, or whether it will be able to successfully integrate any acquired businesses, operate them profitably or retain their key employees. Integrating any business, product or technology the Company acquires could be expensive and time consuming, disrupt its ongoing business and distract Company management. In addition, in order to finance any acquisitions, the Company might need to raise additional funds through public or private equity or debt financings. In that event, the Company could be forced to obtain financing on less than favorable terms and, in the case of equity financing, that may result in dilution to its shareholders. If the Company is unable to integrate any acquired entities, products or technologies effectively, its business will suffer. In addition, under certain circumstances, amortization of assets or charges resulting from the costs of acquisitions could harm the Company’s business and operating results.

The Company’s share price may be volatile due to operating results, as well as factors beyond the Company’s control.

     The Company’s share price may be volatile due to operating results, as well as factors beyond the Company’s control. In addition, it is possible that in some future periods the results of operations will be below the expectations of the public market and the estimates of securities analysts. In any such event, the market price of the Company’s Common Stock could be materially and adversely affected.

Furthermore, the stock market may experience significant price and volume fluctuations, which may affect the market price of the Common Stock for reasons unrelated to the Company’s operating performance. The market price of the Company’s Common Stock, which has ranged from $10.95 per share to $42.95 per share during the last twelve months, may be highly volatile and may be affected by factors such as: (i) the Company’s quarterly operating results; (ii) changes in financial estimates of Company revenues and operating results or buy/sell recommendations by securities analysts; (iii) the timing of announcements by the Company or its competitors of significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof; (iv) changes in general conditions in the economy, the financial markets, or the health care industry; (v) government regulation in the health care industry; (vi) changes in other areas such as tax laws; (vii) sales of substantial amounts of common stock or the perception that such sales could occur; (viii) political events; or (ix) other developments affecting the Company or its competitors.